Quebec, 23rd of December 2011

Mr. Louis Dufour

9170 Chemin Bourgeois #36

Mirabel, Quebec

J7N 0H4

Subject:  Offer of Employment

Dear Louis,

As a follow up to our discussions, I am pleased to offer employment under the following terms and conditions:

Employer:

Clifton Star Resources ("Clifton")

Position:

Chief Financial Officer

Terms:

This employee shall report to and be subject to the President and Chief Executive Officer.

The employee will be responsible for corporate leadership vis-a-vis all the financial aspects of Clifton. He will be responsible that all financial information is accurate, up-to-date, and consistent with all current regulatory standards. He will manage all activities related to accounting and finances for Clifton. He will be responsible for the preparation of quarterly and annual financial statements and the annual information form. He will be responsible for preparing and writing the discussion section and the results and the current accounting standards sections of the quarterly and annual financial statements. He will produce and review monthly reports for management. He will manage the payroll and accounts payable and receivables. He will implement insurance programs of all kinds. He will prepare and monitor budgets, alert management of large differences. He will oversee the activities of auditors and the tax declarations and filings of the company. He will prepare appropriate reports for use by the board. Finally, he will participate as needed on evaluation of acquisitions.

He will also actively participate in presentations of the company, including its relationships with shareholders and investors.

Assignment:

You will work at the office in Quebec, or on other projects, at a place agreed upon with management. Your communication costs (Blackberry) will be assumed by Clifton, and your costs to maintain your professional membership (C.A.). Clifton will provide a laptop and any necessary software.

Your relocation costs to Quebec will be reimbursed by Clifton for the sum of $ 5,000, beginning upon your employment.

The sum of $ 5,000 will be paid six months after your entry into employment for discretionary expenses to cover the cost of joining the Quebec professional associations.  These amounts will be reviewed and adjusted annually

Remuneration:

Your salary will be one hundred thirty five thousand dollars (135,000 $ CN) per year payable in 26 biweekly installments. The base salary will be revised annually.

You will be eligible for an annual performance bonus which may reach 20% of your base salary using criteria which will be established by the President.

Share purchase options:

When conditionally approved by the Board of Directors of Clifton and regulatory authorities, you will be entitled to share purchase options of Clifton, the number of which and exercise price will established based upon the regulations of the stock exchange. The options will vest in quarterly installments over a period of two years. The options are valid for a period of 5 years.

Benefits:

Vacation:

You will be entitled to four (4) weeks paid vacation after 12 months of employment

RRSP:

Clifton will contribute the amount of $ 2.500 per year directly into your RRSP. Clifton will also match up to another $2,500 of the Employee's contribution to the RRSP. These amounts may be modified subsequently.

Health and Insurance:

Clifton will eventually establish an insurance program. You will be eligible, according to the applicable terms.

Spending:

Your expenses for travel, meetings and others will be on reimbursed upon submission of receipts.

Expenses:

You will be reimbursed a fixed amount per kilometer according to the regulations, for the use of your personal vehicle in carrying out your duties.

Duration of the Contract:

Your employment will commence on January 23, 2012.

If the content of this letter reflects the basis of our discussions, please signify by signing the attached copy and returning it to us.

Louis, please accept our best wishes.